Mail Stop 4561

				December 29, 2005


Mahendra Negi
Chief Financial Officer
Trend Micro Incorporated
Shinjuku MAYNDS Tower, 1-1
Yoyogi 2-chome
Shibuya-ku, Tokyo 151-0053, Japan

Re:	Trend Micro Incorporated
Form 20-F for Fiscal Year Ended December 31, 2004
File No. 333-10486

Dear Mr. Negi:

      We have reviewed your response letter dated October 7, 2005 along with the above referenced filing and have the following additional comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for the Fiscal Year Ended December 31, 2004

Information on the Company

Business Overview

Regional Overview, page 26

Prior Comment Number 1

1. We have reviewed your response to our prior comment and note the increasing significance of rebate payments. Expand your accounting policy disclosures in future filings to clearly describe your accounting for significant rebate arrangements. If material, quantify rebates recorded in each period presented.

2. With regard to SOFTBANK rebates, tell us whether measurement of the rebates is based upon a targeted cumulative level of revenue, the nature of the targets, how the rebates are calculated, whether such targets are subject to adjustment based on competitive conditions and the frequency with which such changes are made. If targets are subject to adjustment, tell us how you are able to make reasonable estimates. Refer to Issue 6 of EITF 01-9.

Note 1 - Significant Accounting Policies

Revenue recognition, page F-12

Prior Comment Number 2

3. We note in your response that "buyers are obligated to inspect the delivered products for obvious and visible defects within specified days from the date of delivery [and that] the risk of loss is deemed to be transferred to the buyer when inspected under the contract." Tell us more about the "inspection" provisions contained in your contracts. Address the following points in your response:
* Do all contracts with intermediaries have the same inspection terms? Tell us what those terms are in detail.
* Clarify what you mean by "within specified days." In this regard, tell us how long the typical inspection period lasts and clarify when, and by what mechanism, title and risk of loss transfer to the customer. For example, is an affirmative acceptance from the customer required or do the acceptance provisions lapse by the passage of time, in the absence of a rejection of the delivery by the customer?
* Your filing indicates that you recognize revenue from sales to intermediaries upon delivery. Given the apparent lag between delivery and title transfer, tell us how your revenue recognition policy complies with the Interpretative Responses in SAB Topics 13.A
(3)(a) and 13.A (3)(b) Question 2.

4. With regard to your sales to SOFTBANK, describe any return privileges, price protection or stock rotation rights offered to this distributor. Tell us whether there have historically been changes made to these policies, the frequency of such changes and how such changes have impacted your ability to make reasonable estimates of sales returns from this customer.

Note 10 - Research and development and maintenance costs, and software development costs, page F-20

Prior Comment Number 4

5. We note that you intend to revise future filings to reclassify maintenance and customer support costs as cost of sales. Please quantify the impact of these proposed reclassifications, including your consideration of materiality under SAB 99, for each period presented and tell us why you believe that prospective revisions are appropriate.

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact Jason Niethamer at 202-551-3855, Tammy Tangen at
202-551-3443 or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,



Stephen Krikorian Accounting Branch Chief

Mahendra Negi
Trend Micro Incorporated
December 29, 2005
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